RECEIVED

2007 DEC 19 A 10:24

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

December 11, 2007

Exemption No. : 82-35008

Mr Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

07028687

Dear Mr Dudek,

Postal Ballot Notice

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated December 11, 2007 forwarding Postal Ballot Notice pursuant to sub-clause (b) of clause 31 of the Listing Agreement entered into with the stock exchanges in India

Copies of the above letters are enclosed herewith for information and records.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl :

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

December 12, 2007

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Reliance Energy wins 1,200 MW EPC Contract of over Rs.3,725 crore from Damodar Valley Corporation**

Reliance Energy Limited has bagged an Engineering, Procurement and Construction (EPC) contract from Damodar Valley Corporation (DVC) to set up the 2 x 600 MW coal based power station at Raghunathpur in West Bengal. The contract is valued at over Rs.3,725 crore.

The EPC Group of Reliance Energy currently has orders on hand for execution aggregating over Rs 10,000 crore.

Kindly bring the above to the notice of your members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

December 12, 2007

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Reliance Energy wins 1,200 MW EPC Contract of over Rs.3,725 crore from Damodar Valley Corporation**

Reliance Energy Limited has bagged an Engineering, Procurement and Construction (EPC) contract from Damodar Valley Corporation (DVC) to set up the 2 x 600 MW coal based power station at Raghunathpur in West Bengal. The contract is valued at over Rs.3,725 crore.

The EPC Group of Reliance Energy currently has orders on hand for execution aggregating over Rs 10,000 crore.

Kindly bring the above to the notice of your members.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Registered Office:
Reliance Energy Centre,
Santa Cruz (E), Mumbai 400 055

Notice pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolutions through Postal Ballot:

1. **Increase in the Authorised Share Capital and amendment to the Memorandum of Association**

   To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**:

   "RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof for the time being in force), the existing Authorised Share Capital of the Company of Rs.18,50,00,00,000 (Rupees one thousand eight hundred and fifty crore) divided into 25,00,00,000 Equity Shares of Rs.10 each, 155,00,00,000 Redeemable Preference Shares of Rs. 10 each, 80,00,000 Equity Shares of Rs. 10 each, with differential rights (differential rights as to dividend, voting or otherwise) and 4,20,00,000 Unclassified Shares of Rs. 10 each, be and is hereby increased to Rs. 19,50,00,00,000 (Rupees one thousand nine hundred and fifty crore) comprising 35,00,00,000 Equity Shares of Rs.10 each, 155,00,00,000 Redeemable Preference Shares of Rs. 10 each, 80,00,000 Equity Shares of Rs. 10 each, with differential rights (differential rights as to dividend, voting or otherwise) and 4,20,00,000 Unclassified Shares of Rs. 10 each; with the power to the Board to decide on the extent of variation in such rights and to classify and re-classify from time to time such shares into any class of shares.

   RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following new Clause V:

   Clause V:

   'V. The Authorised Share Capital of the Company is Rs.19,50,00,00,000 (Rupees one thousand nine hundred and fifty crore) comprising 35,00,00,000 Equity Shares of Rs.10 each, 155,00,00,000 Redeemable Preference Shares of Rs. 10 each, 80,00,000 Equity Shares of Rs.10 each, with differential rights (differential rights as to dividend, voting or otherwise) and 4,20,00,000 Unclassified Shares of Rs. 10 each; with power to increase or reduce the capital of the Company and/or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors or by the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.'

   RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions and delegate such authorities, as it may in its absolute discretion, deem appropriate."

2. **Alteration in Articles of Association**

   To consider and, if thought fit, to pass the following resolution as a **Special Resolution**:

   "RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be and are hereby altered by substituting the existing Article 3 by the following new Article 3:

   '3. The Authorised Share Capital of the Company is Rs.19,50,00,00,000 (Rupees one thousand nine hundred and fifty crore) comprising 35,00,00,000 Equity Shares of Rs.10 each, 155,00,00,000 Redeemable Preference Shares of Rs. 10 each, 80,00,000 Equity Shares of Rs.10 each, with differential rights (differential rights as to dividend, voting or otherwise) and 4,20,00,000 Unclassified Shares of Rs. 10 each; with the power to the Board to decide on the extent of variation in such rights and to classify and re-classify, from time to time, such shares into any class of shares.'

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions and delegate such authorities, as it may in its absolute discretion, deem appropriate."

3. **Raising of additional long term funds**

To consider and, if thought fit, to pass the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and in accordance with the enabling provisions of the Memorandum and Articles of Association of the Company, the Rules/Regulations/Guidelines, if any, prescribed by the Securities and Exchange Board of India and/or any other regulatory authority, the Listing Agreements entered into by the Company with the Stock Exchanges where the shares of the Company are listed and subject to the approval(s), consent(s), permission(s) and/or sanction(s), if any, of the appropriate authorities, institutions or bodies as may be required, and subject to such conditions as may be prescribed by any of them while granting any such approval(s), consent(s), permission(s), and/or sanction(s), and which may be agreed to by the Board of Directors of the Company (hereinafter called 'the Board' which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution), the Board be and is hereby authorised on behalf of the Company to create, offer, issue and allot from time to time, in one or more tranches, equity shares and/or warrants entitling the holder(s) thereof to subscribe, from time to time, the equity shares of the Company (hereinafter referred to as the "Securities"), to the promoter / promoter group entities, whether or not such persons are Members of the Company, under a preferential issue through offer letter and/or circular and/or information memorandum and/or private placement memorandum and/or such other documents / writings, in such manner and on such terms and conditions as may be determined by the Board in its absolute discretion; provided that the aggregate number of equity shares/resultant equity shares of the Company to be issued against warrants shall not exceed 4,30,00,000 fully paid equity shares of the face value of Rs.10 each, at a price being the highest of the following:

(a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the six months preceding the "relevant date" ; or

(b) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the two weeks preceding the "relevant date", or

(c) Rs.1,812 per equity share of Rs.10 each.

The relevant date for this purpose shall be December 8, 2007.

RESOLVED FURTHER THAT the equity shares / resultant equity shares to be issued and allotted upon exercise of right attached to the warrants in terms of this resolution shall rank *pari passu* in all respects with the then existing equity shares of the Company and be listed on stock exchanges where the equity shares of the Company are listed.

RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorised on behalf of the Company to take all actions and do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient for the issue or allotment of aforesaid Securities and listing thereof with the stock exchange(s) as appropriate and to resolve and settle all questions and difficulties that may arise in the proposed issue, offer and allotment of any of the said Securities, utilisation of the issue proceeds and to do all acts, deeds, matters and things in connection therewith and incidental thereto as the Board, in its absolute discretion, may deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage without requiring the Board to seek any further consent or approval of the Members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any other Director(s) or the Company Secretary or any other officer(s) of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc as may be necessary to give effect to the aforesaid resolution."

4. **Raising of funds through issue of securities in the international markets**

To consider and, if thought fit, to pass the following resolution as a **Special Resolution**:

"(a) RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) ('the Act') and enabling provisions of the Memorandum and Articles of Association of the Company and the Listing Agreements entered into by the Company with the stock exchanges where the securities of the Company are listed and subject to any guidelines, regulations, approval, consent, permission or sanction of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or bodies (hereinafter collectively referred to as "the appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval(s), consent(s), permission(s), and/or sanction(s) (hereinafter referred to as "the requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called "the Board" which term shall be deemed to include any Committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to offer, issue and allot, in international offerings any securities including Global Depositary Receipts (GDRs) and/or American Depositary Receipts (ADRs) convertible into equity shares, Foreign Currency Convertible Bonds (FCCBs), preference shares whether Cumulative or Non-Cumulative/Redeemable/Convertible at the option of the Company and/or at the option of the holders of the security and/or securities linked to equity shares / preference shares and/or any instrument or securities representing convertible securities such as convertible debentures, bonds or warrants convertible into equity shares / preference shares (hereinafter referred to as 'Securities') to be subscribed by foreign investors / institutions, financial institutions and/or corporate bodies, mutual funds, banks, insurance companies, trusts and/or individuals or otherwise, whether or not such persons / entities / investors are Members of the Company, for an amount not exceeding Rs.5,000 crore or any equivalent thereof, whether in Indian currency or foreign currency. Such issue and allotment shall be made at such time or times in one or more tranche or tranches, at such price or prices, and on such terms and conditions including with the differential rights as to dividend, voting or otherwise and in such manner as the Board may, in its absolute discretion think fit, in consultation with the lead managers, underwriters, advisors or other intermediaries.

(b) RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such matters as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Securities during the tenure of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositaries, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international stock exchanges, wherever permissible.

(c) RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the international practice and regulations, and under the forms and practices prevalent in securities markets.

(d) RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and/or in the market and/or at the place of issue of the Securities in the international market and may be governed by applicable laws.

(e) RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares shall rank pari passu with the then existing shares of the Company in all respects.

(f) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed of by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law.

(g) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation the entering into underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements and to remunerate the managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

(h) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the offer, issue or allotment of Securities and utilisation of the issue proceeds including but without limitation to the creation of such mortgage / charges under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on *pari passu* basis or otherwise or in the borrowing of loans as the Board may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

(i) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or Vice Chairman or any Whole-time Director or Company Secretary or any other Officer(s) of the Company to give effect to the aforesaid resolution."

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

December 5, 2007

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956, setting out material facts is annexed hereto.

2. The Board of Directors has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to conduct the voting through postal ballot, in a fair and transparent manner and to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of members.

3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form (no other form or photocopy of the Postal Ballot Form is permitted) duly completed with the assent (for) or dissent (against), in the attached self addressed postage pre-paid envelope, so as to reach the Scrutinizer before the close of working hours (1700 hours) on or before Monday, **January 7, 2008,** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on or after January 7, 2008, at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. up to January 7, 2008.

ANNEXURE TO NOTICE

Explanatory Statement pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2

The Company, in order to meet its growth objectives and to strengthen its financial position, is required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 1,850 crore to Rs.1,950 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the Authorised Share Capital and for the alteration of capital clause of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommend the resolutions set out at item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolutions.

Item No. 3

The Company either directly or through subsidiaries or through investee companies and on its own or in consortium is engaged in a number of projects under implementation or under consideration in the field of power generation, transmission, distribution as also infrastructure development such as highways, roads, bridges, metro rail and other mass rapid transit systems, airports, special economic zones, real estate, etc.

In order to enhance its net worth and to have greater financial strength to implement such large projects, the Company needs to augment long term resources. For this purpose and for general corporate purposes as may be decided by the Board from time to time in the best interests of the Company, it is proposed to issue up to 4,30,00,000 equity shares/warrants entitling the holders to subscribe to an equivalent number of equity shares of the Company by the promoters and/or entity/entities in the promoter group of the Company on a preferential allotment basis in accordance with the Guidelines for Preferential Issues contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 (hereinafter referred to as the "Preferential Issue Guidelines") including any statutory modification(s) or re-enactment thereof for the time being in force.

Other disclosures in terms of Clause 13.1A of the Preferential Issue Guidelines:

(i) The object(s) of the issue through preferential offer: To augment long term resources to fund the growth plans of the Company as mentioned above and for general corporate purposes.

(ii) Intention of Promoters/Key Management persons to subscribe to the offer: The preferential issue of equity shares and / or warrants with a right to subscribe to equity shares would be made to the promoter of the Company viz. AAA Project Ventures Private Limited.

(iii) Shareholding pattern before and after the preferential issue :

Shareholders	Pre-issue shareholding		Post-issue shareholding	
	No. of shares	%	No. of shares	%
A. Promoters Group				
AAA Project Ventures Private Limited (company proposed for preferential issue)	8 04 98 937	34.23	12 34 98 937	44.40
Others (not proposed for preferential issue)	15 29 709	0.65	15 29 709	0.55
Total Promoters Group (A)	8 20 28 646	34.88	12 50 28 646	44.95
B. Non Promoters Group	15 31 28 547	65.12	15 31 28 547	55.05
Total Capital (A+B)	23 51 57 193	100.00	27 81 57 193	100.00

Note : In the event of conversion of any of the outstanding FCCBs, the above shareholding pattern will change correspondingly. Please refer to paragraph (xii) hereunder.

(iv) Proposed time within which the allotment shall be completed: The allotment of equity shares and the warrants would be completed within the time prescribed under the Preferential Issue Guidelines.

(v) The identity of the proposed allottee and the percentage of post preferential issue capital that may be held by it :

Identity of proposed allottee	No. of equity shares/warrants to be allotted	% of post issue / allotment
AAA Project Ventures Private Limited	4,30,00,000	44.40

(vi) Price: The issue of equity shares including equity shares to be issued against warrants will be at a price being the highest of the following:

(a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the six months preceding the "relevant date" ; or

(b) The average of the weekly high and low of the closing prices of the Company's shares quoted on the Stock Exchange (National Stock Exchange of India Limited) during the two weeks preceding the "relevant date"; or

(c) Rs. 1,812 per Equity Share of Rs.10 each.

(vii) Relevant Date: The "relevant date" for determining the issue price of the resultant equity shares to be allotted against warrants shall be December 8, 2007, being the date which is 30 days prior to the last date for passing this resolution by requisite majority of members by way of Postal Ballot i.e. January 7, 2008, which is deemed to be the date of holding of the general meeting in terms of Section 192A of the Companies Act, 1956, read with the relevant Rules thereunder.

(viii) An amount, as may be decided by the Board of Directors, not being less than 10% of the issue price shall be payable upon subscription to the warrants. The warrants would be allotted on the following terms:

- The holder of warrants will be entitled to apply for and be allotted, in one or more tranches, 1 (one) equity share of the Company per warrant at any time after the date of allotment but on or before the expiry of 18 months from the date of allotment. Upon exercise of the right to subscribe for equity shares, the warrant holders shall be liable to make the payment of balance sum per warrant (being 90% or less as the case may be of the issue price) towards subscription to each equity share, as may be applied. The amount paid against warrants shall be adjusted/set off against the issue price of the resultant equity shares.

- Upon receipt of the payment as above, the Board (or a Committee thereof) shall allot one equity share per warrant by appropriating Rs. 10 towards equity share capital and the balance amount paid against each warrant, towards the securities premium.

- If the entitlement against the warrants to apply for the equity share is not exercised within 18 months from the date of allotment, then such warrants along with the rights attached thereto shall expire and any amount paid on such warrants shall stand forfeited.

- The warrant holders shall also be entitled to any future issue of bonus/rights, if any, of equity shares or warrants convertible into equity shares or such other securities by the Company, in the same proportion and manner as any other shareholders of the Company for the time being and the Company shall reserve proportion of such entitlement for the warrant holders.

- The warrant by itself does not give to the holder(s) thereof any rights of the shareholders of the Company.

- The equity shares issued as above shall rank *pari passu* in all respects with the then existing equity shares of the Company. The equity shares and warrants shall be subject to the Memorandum and Articles of Association of the Company.

(ix) Lock-in: The Securities issued as above shall be locked-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of option of conversion attached to warrants, if any, shall be reduced to the extent the warrants have already been locked-in. However, the locked-in equity shares / warrants may be transferred to and amongst promoter / promoter group subject to continuation of lock-in in the hands of transferee for the remaining period.

(x) Letter of intent from AAA Project Ventures Private Limited (the Company belonging to the promoter group) agreeing to subscribe to the offer has been received.

(xi) The Auditors' certificate certifying that the issue of the Securities is being made in accordance with the Preferential Issue Guidelines will be available for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m and 1.00 p.m up to January 7, 2008.

(xii) The Company had issued Zero Coupon Foreign Currency Convertible Bonds (FCCBs) aggregating US$ 178.058 million. These FCCBs are convertible into equity shares at a pre-determined price of Rs.1,006.92 per equity share, any time up to February 24, 2009. Out of these, FCCBs aggregating US $ 147.497 million have been converted into 66,26,885 equity shares. The conversion of outstanding FCCBs of US $ 30.561 million would result in issue of further 13,73,099 equity shares. The Company has issued a notice of its intention to redeem the FCCBs if they continue to remain outstanding as of January 4, 2008. In the event any of the outstanding FCCBs are converted, the shareholding pattern given above will change correspondingly.

Pursuant to the provisions of Section 81(1A) of the Companies Act, 1956, any offer or issue of shares in a company to persons other than the holders of the equity shares of a company or to such holders otherwise than in proportion to the capital paid up, requires prior approval of the shareholders in general meeting by a Special Resolution.

In terms of Section 192A of the Companies Act, 1956, a listed company may propose any resolution to be passed by the Members through Postal Ballot in accordance with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Although not mandatory, as a measure of good corporate governance, the Board is seeking Members' approval through Postal Ballot process instead of convening a general meeting, to facilitate wider participation in the decision making process by the Members.

Approval of the Members is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Anil D. Ambani, the Chairman of the Company and the Promoter may be deemed to be concerned or interested in the said Special Resolution. Except him, none of the other Directors of the Company is, in any way, concerned or interested in the said resolution.

The Board of Directors recommend the resolution set out at item No. 3 of the accompanying Notice for the approval of the Members.

Item No. 4

The Company had at its Extraordinary General Meeting held on May 21, 2004, approved and authorized the Board to raise funds through issue of securities in the international markets to the extent that the resultant increase of the issued and subscribed equity share capital of the Company was not to exceed 1,00,00,000 equity shares of the face value of Rs.10 each of the Company. However, no issue of securities was made pursuant to the said Resolution, inter alia, as the Company successfully raised capital by other issues.

The Company either directly or through subsidiaries or through investee companies and on its own or in consortium is engaged in a number of projects under implementation or under consideration in the field of power generation, transmission, distribution as also infrastructure development such as highways, roads, bridges, metro rail and other mass rapid transit systems, airports, special economic zones, real estate, etc. In order to enhance its net worth and to have greater financial strength to implement these large projects and for other corporate purposes as may be permitted from time to time under the relevant guidelines, the Company proposes to raise funds by issue of securities in international market, in appropriate tranches and at appropriate time.

It is accordingly proposed to obtain an enabling resolution from the Members of the Company so as to issue securities in international market as contemplated in the resolution set out above at such time and on such terms, as may be decided by the Board and found to be expedient and in the interests of the Company.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the merchant bankers, lead managers, advisors, underwriters and other experts in accordance with the terms of approval of the Government of India, Reserve Bank of India, Financial Institutions who have lent or agreed to lend monies for the Company's projects and such other authorities as may be required.

The proposed international issue of Securities up to Rs. 5,000 crore or any equivalent thereof as above shall be made in one or more tranches. The issue price of the securities to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions. The Securities will be listed on such international / Indian stock exchanges as the Board may be advised.

Section 81 of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the Subscribed Share Capital of the Company by allotment of further shares, such further shares shall be offered to the persons who at the date of the offer are holders of the Equity Shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Shareholders decide otherwise. The listing agreements executed by the Company with the various stock exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing Equity Shareholders of the Company unless the Shareholders decide otherwise. The Special Resolution seeks the consent of the Shareholders authorizing the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into Equity Shares, to issue to the holders of such Convertible Securities in such manner and such number of Equity Shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the lead managers, underwriters, legal advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be a free market pricing and may be at premium or discount to the market price in accordance with the normal practice and (b) powers to issue and market any securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights or with differential voting rights.

In terms of Section 192A of the Companies Act, 1956, a listed company may propose any resolution to be passed by the Members through Postal Ballot in accordance with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Although not mandatory, as a measure of good corporate governance, the Board is seeking Members' approval through Postal Ballot process instead of convening a general meeting, to facilitate wider participation in the decision making process by the Members.

Approval of the Members is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

The Board of Directors recommend the resolution set out at item No. 4 of the accompanying Notice for the approval of the Members.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

December 5, 2007

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END